EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 157/2006

March 22, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 22, 06

Summary Statement of Assets and Liabilities 1/

As at February 28, 2006

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	18,584,500,030.42	Deposits	700,865,174,883.51
Interbank and money market items	99,161,311,621.09	Interbank and money market items	21,632,391,535.85
Securities purchased under resale agreements	3,595,000,000.00	Liabilities payable on demand	6,414,643,875.80
Investments in securities, net	105,734,106,665.84	Securities sold under repurchase agreements	
(with obligations 7,492,005,469.78 Baht)		Borrowings	30,308,511,330.91
Credit advances (net of allowance for doubtful accounts)	586,545,856,388.84	Bank's liabilities under acceptances	803,068,985.28
Accrued interest receivables	1,513,904,350.27	Other liabilities	18,375,508,093.40
Properties foreclosed	18,411,169,172.38	Total liabilities	784,419,298,614.75
Customers' liabilities under acceptances	803,068,985.28		
Premises and equipment, net	20,814,330,177.24	**Shareholders' equity**	
Other assets	21,190,945,486.10	Paid-up share capital	
		(registered share capital Baht 30,486,146,870.00)	23,611,679,670.00
		Reserves and net profit after appropriation	39,424,785,683.05
		Other reserves and profit and loss account	17,838,739,105.06
		Total shareholders' equity	80,875,404,458.11
Total Assets	865,294,703,072.86	Total Liabilities and Shareholders' Equity	865,294,703,072.86
Customers' liabilities under unmatured bills	4,540,440,868.15	Bank's liabilities under unmatured bills	4,540,440,868.15
Total	869,835,143,941.01	Total	869,835,143,941.01

	Baht
Non-Performing Loans as at December 31, 2005 (Quarterly)	44,867,711,111.59
(7.08 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at December 31, 2005 (Quarterly)	21,708,892,257.99
Actual allowance for doubtful accounts	29,297,609,639.84
Loans to related parties	10,587,509,885.82
Loans to related asset management companies	8,430,000,000.00
Loans to related parties due to debt restructuring	4,023,857,888.88
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	94,819,059,213.97
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,713,287,601.30
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	778,250,056.52
Letters of credit	14,379,204,981.45

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

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